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SEC FILE NUMBER
8-69692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 _____ AND ENDING 12/31/21 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Farvahar Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

214 Brazilian Avenue, Suite 200-A

(No. and Street)

Palm Beach	FL	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	Clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP

(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
6/23/04		50	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Farvahar Capital LLC, as of 12/31/2021, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
Commission Expires December 15, 2025

Signature: J. Clarke Gray

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FARVAHAR CAPITAL LLC

AMENDED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

FARVAHAR CAPITAL LLC
CONTENTS



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Farvahar Capital LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Farvahar Capital LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Farvahar Capital LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Farvahar Capital LLC's management. Our responsibility is to express an opinion on Farvahar Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Farvahar Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Farvahar Capital LLC's, formerly known as ClaritySpring Securities LLC, auditor since 2017.
New York, New York
March 21, 2022

PrimeGlobal An Association of Independent Accounting Firms

1

FARVAHAR CAPITAL LLC
Statement of Financial Condition
December 31, 2021

ASSETS:

Cash	$ 1,424,859
TOTAL ASSETS	$ 1,424,859

LIABILITIES AND MEMBER'S EQUITY:

LIABILITIES:

Accounts payable and accrued expenses	$ 19,060
TOTAL LIABILITIES	19,060
Member's Equity	1,405,799
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,424,859

See notes to financial statement.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Omeed Malik Advisors LLC acquired a broker dealer that was originally organized on August 11, 2015 as a Delaware LLC. The acquired broker dealer was renamed to Farvahar Capital LLC (the "Company") on January 10, 2019 with the sole member as Omeed Malik Advisors LLC (the "Parent"). It commenced operations as a broker/dealer on February 18, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its distribution channels and commercial operations. Effective January 1, 2021, the Company relocated all of its operations to Florida.

The Company does not hold customer funds or securities and accordingly, is not subject to the provisions of Rule.15c3-3. Under these conditions the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Effective October 29, 2021, FINRA granted the Company's continuing membership application granting it permission to participate in firm commitment underwritings as a co-manager and selling group participant. The Company's request resulted in an increase in the minimum net capital requirement from $5,000 to $100,000 under Securities Exchange Act Rule 15c3-1.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies(continued)**

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less at the time of purchase. The Company did not have any cash equivalents at December 31, 2021.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation. At December 31, 2021 the Company exceeded federally insured limits by $1,174,919.

Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identifies fees receivable from revenue the Company generates for advising clients on capital raising and on the private placement of capital.

The Company did not have any accounts receivable at December 31, 2020 and 2021.

Note 2 - **Net Capital Requirements**

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $1,405,799, which was $1,305,799 in excess of its net capital requirement of $100,000. The percentage of aggregate indebtedness to net capital is 1.36%.

Note 3 - Income Taxes

The Company is a single-member limited liability company. The Company is considered to be a disregarded entity for tax reporting purposes and is not subject to federal and state income taxes and does not file income tax returns in any jurisdiction. All items of taxable income or expense are reported on the member's tax return.

The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2021.

The Company may be subject to taxes in the state of Florida as a result of its move to Florida, effective January 1, 2021. However, the Parent also reports any income to be reported in Florida on his personal tax return. As a result, the Company did not provide any taxes to states and municipalities.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement (the "Agreement") with its Parent as of January 10, 2019 whereby certain expenses related to the business of the Company will be borne by the Parent as follows: rent, telephone, and travel. All other expenses related to the business will be borne by the Company. The Agreement shall be terminated upon the cessation of the Company's commercial operations. In accordance with the Agreement, the Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

For the year ended December 31, 2021, the Company had a zero balance with the Parent.

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

Note 5   -   Commitments and Contingencies(continued)

However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6   -   COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 7   -   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 21, 2022, the date the financial statements were available to be issued.